UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:	April 23, 2009

Company name:	Mizuho Financial Group, Inc. (“MHFG”)
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
Code Number:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Revision of Consolidated Earnings Estimates

for the Fiscal Year Ended March 31, 2009

MHFG hereby revises its Consolidated Earnings Estimates for the fiscal year ended March 31, 2009, which were announced on January 30, 2009, as set forth below.

1. Revision of Consolidated Earnings Estimates for the Fiscal Year Ended March 31, 2009

(billions of yen)

	Ordinary Income	Ordinary Profits	Net Income
Previous Earnings Estimates (announced on January 30, 2009)	3,800.0	220.0	100.0
Revised Earnings Estimates	3,800.0	-400.0	-580.0
Net Change	—	-620.0	-680.0
Rate of Change	—	—	—

2. Reasons for the Revision and Other Matters

(1)	We revise downward our Consolidated Earnings Estimates as we expect an increase in Net Losses related to Stocks, an increase in Credit-related Costs and others, associated with factors such as the global financial market turmoil that has been continuing since last year, the significant declines in both domestic and overseas stock prices and the sharp economic downturn.

(2)	There are no revisions to MHFG’s Non-consolidated Earnings Estimates and estimates of Cash Dividends.

Contact Information

Mizuho Financial Group, Inc.: Corporate Communications, Public Relations Office 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan and elsewhere. In addition, the estimates included in this immediate release are subject to change in the course of the determination of our financial results for the fiscal year ended March 31, 2009.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with, and in our report on Form 6-K dated February 13, 2009 furnished to, the U.S. Securities and Exchange Commission (“SEC”), which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

(Attachment: Reference)

1.	Details of Consolidated Earnings Estimates

(billions of yen)

	Estimates for Fiscal Year ended March 31, 2009
		Change from the previous estimates	Change from the previous fiscal year
Consolidated Net Business Profits	620.0	-160.0	108.8
Credit-related Costs	-560.0	-230.0	-476.9
Net Gains (Losses) related to Stocks	-410.0	-300.0	-663.3
Ordinary Profits	-400.0	-620.0	-797.1
Net Income	-580.0	-680.0	-891.2

•

Our Consolidated Net Business Profits are estimated to be 620.0 billion yen, an increase of approximately 110.0 billion yen compared with the previous fiscal year primarily due to the improved performance of Mizuho Securities, and a decrease of 160.0 billion yen from the previous estimates mainly due to the weak performance of our 3 banking subsidiaries (“3 Banks”).

•

We estimate a Consolidated Net Loss of 580.0 billion yen due to, in addition to the aforementioned, an increase in Credit-related Costs primarily at 3 Banks and an increase in Net Losses related to Stocks.

•

The revision of our Consolidated Earnings Estimates is primarily due to a decrease in Net Business Profits of 3 Banks including the effect of a decline of interest rates, an increase in both domestic and overseas Credit-related Costs mainly against the backdrop of the sharp economic downturn as well as the conservative provision of reserves in light of the unforeseeable future of the economic environment, the recording of temporary losses (i.e., devaluation of a portion of our stock portfolio) associated with the sharp declines in both domestic and overseas stock prices, and the effect of conservative estimates of future profits in relation to the calculation of deferred income taxes.

2.	Aggregate Earnings Estimates of 3 Banks (Non-Consolidated)

(billions of yen)

	Estimates for Fiscal Year ended March 31, 2009
	3 Banks	MHBK	MHCB	MHTB
Net Business Profits	574.0	255.0	280.0	39.0
Credit-related Costs	-542.0	-315.0	-200.0	-27.0
Net Gains (Losses) related to Stocks	-442.5	-165.0	-260.0	-17.5
(of which, Devaluation of stocks)	(-514.1)	(-195.0)	(-300.6)	(-18.3)
Ordinary Profits	-519.0	-290.0	-220.0	-9.0
Net Income	-578.0	-295.0	-255.0	-28.0

•

Net Business Profits of 3 Banks, despite our efforts to enhance income in Customer Groups including through an increase in loans to customers, are estimated to be 574.0 billion yen, mainly due to a decrease in domestic Net Interest Income from deposit and loan business including the effect of a decline of interest rates, a decrease in Non-interest Income such as sales of investment trusts and overseas business, and an increase in expenses associated with employee retirement benefits.

•

We estimate a significant increase in Credit-related Costs due to the turmoil in the overseas credit markets, in addition to the impact of deteriorating domestic corporate performance mainly against the backdrop of the sharp economic downturn. 3 Banks’ aggregate Credit-related Costs are estimated to be -542.0 billion yen, together with the effect of the conservative provision of reserves in light of the unforeseeable future of the economic environment.

•

Our Net Gains/Losses related to Stocks are estimated to be a loss of 442.5 billion yen primarily due to a temporary impact of devaluation of domestic and overseas stocks associated with the sharp declines in stock prices.

•

3 Banks’ aggregate Net Loss is estimated to be 578.0 billion yen due to factors, in addition to the aforementioned ones, including an increase in non-recurring losses related to employee retirement benefits and the effect of conservative estimates of future profits in relation to the calculation of deferred income taxes.

3.	Disclosed Claims under the Financial Reconstruction Law

(Aggregated Figures of 3 Banks, Non-Consolidated)

			(billions of yen)
	As of March 31, 2009 (Estimates)	As of September 30, 2008	As of March 31, 2008
NPL* Balances	1,360.0	1,145.8	1,203.2
NPL Ratios (%)	1.75	1.50	1.61

* Disclosed Claims under the Financial Reconstruction Law

•	We estimate that the NPL balance and the NPL ratio as of March 31, 2009 have been kept at a low level.

4.	Unrealized Gains/Losses on Other Securities (Aggregated Figures of 3 Banks, Non-Consolidated)

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

			(billions of yen)
	As of March 31, 2009 (Estimates)	As of September 30, 2008	As of March 31, 2008
Other Securities	-600.0	54.2	564.7
Japanese Stocks	-210.0	694.0	895.6
Japanese Bonds	-60.0	-228.1	-125.2
Other	-330.0	-411.6	-205.6

5.	Capital

•

Our Consolidated BIS Capital Adequacy Ratio at the end of March 2009, which is currently in the process of being calculated using the Advanced Internal Ratings-Based Approach applicable to the measurement of credit risk from this fiscal year, is estimated to be above the 10% level.

Definition 3 Banks: Aggregate figures for Mizuho Bank (“MHBK”), Mizuho Corporate Bank (“MHCB”) and Mizuho Trust & Banking (“MHTB”) on a non-consolidated basis.